73 High Street
Buffalo, NY 14203

June 8, 2021

VIA EDGAR AND EMAIL
Alan Campbell
Division of Corporation Finance, Office of Life Sciences
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4561

Re:	Cleveland BioLabs, Inc.
Registration Statement on Form S-4
File No. 333-253111

Acceleration Request
Requested Date:	June 10, 2021
Requested Time:	4:30 p.m. Eastern Time (US)

Dear Mr. Campbell:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned, on behalf of Cleveland BioLabs, Inc. (the “Company”), respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:30 p.m. Eastern Time on June 10, 2021, or at such later time as the Company, acting through its counsel, McGuireWoods LLP, may request via a telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Please contact David S. Wolpa at (704) 343-2185 or DWolpa@mcguirewoods.com with any questions you may have concerning this letter, or if you require any additional information. Please notify Mr. Wolpa when this request for acceleration of effectiveness of the Registration Statement has been granted.

Very truly yours,

/s/ Christopher Zosh

Christopher Zosh Vice President of Finance

cc:	Cecil E. Martin, III, Esq. David S. Wolpa, Esq.